David Valverde <david@pranos.ai>
to tom

Tue, Jun 1, 1:38 PM

Hello Tom

It was great learning more about you and New Enterprise Partners. Attached below is our forecast - we are currently revising them to match new assumptions such as raising the $600k. You'll see some revenue channels and unit economics.

Here are some additional clips of public reactions and past activations/showcases we've done around the world.

Pranos demo clips

Also let me know if you'd like me to connect you with Justin Renfro (Head of Strategy at Wefunder). Perhaps he can give you more information on if it makes sense to look into Wefunder or not. Seems like they've made alot of progress on their platform.

Let me know if you have any questions.

VVV

David Valverde <david@prenos.ai> Thu, Jun 17, 12:31 PM
to tom

Hello Tom

The type of round is "seed round". Currently we have 122k committed from 245 "retail investors". The instrument is a convertible note. We are looking to raise a max of $600,000 at a 9m pre money valuation. We are offering our lead investor the "early bird terms" and being able to buy shares at a 8m valuation. We may end up closing the round at around 250k and running a subsequent one at a higher valuation and raising 600-1m. We are also looking at working with a Marketing Agency that Wefunder recommended for more visibility.

That is a possibility as the current funds are already in an escrow account with Wefunder. I do find the Angel list syndicates very interesting. Do you know alot of other investors on Angel list?

On a side note we received a term sheet for $600,000 (term sheet attached below) from a private equity group in the UK and we are still looking into them and the terms.

Thanks

VVV

On Wed, Jun 16, 2021 at 3:25 PM <tom@ffventures.com> wrote:

> We would need type of round i.e. preseed, seed, seed+
> total round size
> who the shares are coming from I assume the company
> Instrument: equity, convertible note, safe
> The syndicates allocation amount minimum $108,000
> Will the SPV receive formal legal pro-rata rights? Ability to invest in next round at same terms as other investors

David Valverde <david@pranos.ai>
to tom

Wed, Jun 16, 9:23 AM

Hello Tom

We are still looking to find a lead investor (min. 20k investment) and close the round. We will most likely turn around and run a campaign right after with a marketing agency in order to get more visibility. If you or any of your colleagues are interested please let me know. I'd love to talk to them.

Thanks

VVV

On Tue, Jun 1, 2021 at 1:38 PM David Valverde <david@pranos.ai> wrote:

Hello Tom

It was great learning more about you and New Enterprise Partners. Attached below is our forecast - we are currently revising them to match new assumptions such as raising the $600k. You'll see some revenue channels and unit economics.

Here are some additional clips of public reactions and past activations/showcases we've done around the world.

Pranos demo clips

Also let me know if you'd like me to connect you with Justin Renfro (Head of Strategy at Wefunder). Perhaps he can give you more information on if it makes sense to look into Wefunder or not. Seems like they've made alot of progress on their platform.

Let me know if you have any questions.

VVV

David Val Vérde
Founder & CEO

Dear Nate Alizé Allison

At the just concluded project review and evaluation meeting, favorable reports were received from both our research and advisory teams, following a thorough deliberation on your funding request. It was therefore a unanimous decision to move for a 'close ' on this transaction.

To this effect, you will find enclosed with this message; our contract agreement stating the basic provisions that shall guide this transaction to a conclusion. At your earliest convenience, do have the contract studied; and if you have no objections therein, you may proceed with the execution of the contract agreement and then have an executed copy forwarded back to us via email and within the specified period stated on the contract.

We look forward to your response.

Regards

Donal Curtin
Director

curtinnvests@gmail.com
info@curtinvest.tk

David Valverde <david@pranos.ai>
to timmasonntim, curtinvests, info

Jun 14, 2021, 6:10 PM

Hello Donal Curtin & team

We'd like to follow up on the term sheet your team sent to Pranos Inc. When would your team like to discuss the details? I am the Founder & CEO of Pranos Inc and I am happy to chat.

VVV

David Val Vérde
Founder & CEO
PRANOS.ai
+1 (415) 754 -8430
david@pranos.ai
Linkedin
Calendar Availability
https://www.pranos.ai

Pranos Lead Investor External Inbox ×

David Valverde <david@pranos.ai> Wed, Jul 14, 8:55 AM (9 days ago)

to DRJAYERS

Hello Jeffrey

Thanks for your investment in Pranos. I wanted to reach out to see if you were interested in being our " Lead Investor". We are looking to close the round and submit our Form C to the SEC - Wefunder asks that we have a Lead investor. The lead investor will be representing the entire syndicate (250 retail investors in our case) and have the signing authority for the syndicate etc. As far as your investment is concerned nothing changes. Your name will just be the one on the cap table.

If you are interested I'd love to get on a call to meet you. Let me know your thoughts.

VVV

David Val Verde
Founder & CEO
PRANOS.ai
+1 (415) 754 -8430
david@pranos.ai
Linkedin
Calendar Availability

Ayers Jeffrey Wed, Jul 14, 10:19 AM (9 days ago)

to me

hi david

that sounds interesting

i would be happy to visit with you and learn what is required of me to serve that role

what time zone are you in?

leaving saturday for avila beach - be back in town on the 28th late - but could arrange a time to talk as we drive to california - or when i return.

Dr. Jeffrey A. Ayers

...

Jeff
to me ▾

Jul 15, 2021, 11:37 AM (8 days ago)

I had to reschedule
Formally for the 30th

Tomorrow became impossible

I can try to fit you in at another time while on vacation

Jeffrey Ayers
Sent from my iPhone

> On Jul 15, 2021, at 10:22 AM, David Valverde <david@pranos.ai> wrote:
>
> ...

David Valverde <david@prance.ai>
to Jeff ▾

Jul 15, 2021, 4:06 PM (8 days ago)

Great, we can formally get on a zoom on the 30th. We could also jump on a regular intro call if you'd like. My direct line is (415)754-8430. Enjoy your vacation

VVV

...

Pranos Inc.
FINANCIAL STATEMENTS
December 31, 2020 & 2019
Year to Date

Prepared by: Christopher Diana, CPA
License #: CPAL.0017232
Date: 7/16/2021
Address: 30 Northfield Road
Fairfield, CT 06824
chris.diana.cd@gmail.com
914 393 2763

Accountant's Report 1

FINANCIAL STATEMENTS (UNAUDITED)
Balance Sheets (Unaudited) - December 31, 2020 & 2019 [illegible]
Statements of Operations (Unaudited) - For the Period Ended
December 31, 2020 & 2019 2
Statement of Changes in Members' Equity (Unaudited) - For the
Period Ended December 31, 2020 & 2019 [illegible]
Statements of Cash Flows (Unaudited) - For the Period Ended
December 31, 2020 & 2019 [illegible]
Total Statement of Accounts - For the Period Ended
December 31, 2020 & 2019 9

Footnotes 7-8

Accountants Report

I have compiled the accompanying statement of financial condition of Pranos Inc. as of December 31, 2020 & 2019, and the related statement of revenues and expenses for the year then ended. I have not audited or reviewed the accompanying financial statement and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

The individuals are responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist the individuals in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statement.

Prepared by: Christopher Diana, CPA
License #: CPAL.0017232
Date: 7/16/2021
Address: 30 Northfield Road
Fairfield, CT 06824
chris.diana.cd@gmail.com
914 393 2763

[illegible]
BALANCE SHEET
December 31, 2020 & 2019

	As of December 31 2020	As of December 31 2019
ASSETS		
CURRENT ASSETS		
Cash and Money Market Account	[illegible]	[illegible]
Accounts Receivable	-	-
TOTAL CURRENT ASSETS	[illegible]	[illegible]
OTHER ASSETS		
Investments		
Loan Receivable	-	-
Fixed Assets		
Note Receivable		
TOTAL OTHER ASSETS		
TOTAL ASSETS	[illegible]	[illegible]
LIABILITIES & MEMBERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	[illegible]	[illegible]
TOTAL CURRENT LIABILITIES		
LONG TERM LIABILITIES		
Notes Payable		
Loan Payable	-	-
TOTAL LIABILITIES		
MEMBERS' EQUITY		
Retained Deficit	[illegible]	[illegible]
Net Income	[illegible]	[illegible]
Contributed Capital	[illegible]	[illegible]
TOTAL MEMBERS' EQUITY	[illegible]	[illegible]
TOTAL LIABILITIES & MEMBERS' EQUITY		[illegible]
		[illegible]

[illegible]
BALANCE SHEET
December 31, 2020 & 2019

	As of December 31 2020	As of December 31 2019
ASSETS		
CURRENT ASSETS		
Cash and Money Market Account	[illegible]	[illegible]
Accounts Receivable		
TOTAL CURRENT ASSETS	[illegible]	
OTHER ASSETS		
Investments	-	-
Loan Receivable		
Fixed Assets	-	-
Note Receivable	-	-
TOTAL OTHER ASSETS	-	-
TOTAL ASSETS	[illegible]	[illegible]
LIABILITIES & MEMBERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	[illegible]	[illegible]
TOTAL CURRENT LIABILITIES		
LONG TERM LIABILITIES		
Notes Payable		
Loan Payable		
TOTAL LIABILITIES	-	-
MEMBERS' EQUITY		
Retained Deficit	[illegible]	[illegible]
Net Income	[illegible]	[illegible]
Contributed Capital	[illegible]	[illegible]
TOTAL MEMBERS' EQUITY	[illegible]	[illegible]
TOTAL LIABILITIES & MEMBERS' EQUITY		[illegible]
		[illegible]

[illegible]
BALANCE SHEET
December 31, 2020 & 2019

	As of December 31 2020	As of December 31 2019
ASSETS		
CURRENT ASSETS		
Cash and Money Market Account	[illegible]	[illegible]
Accounts Receivable		
TOTAL CURRENT ASSETS	[illegible]	-
OTHER ASSETS		
Investments		
Loan Receivable		
Fixed Assets		
Note Receivable		
TOTAL OTHER ASSETS		
TOTAL ASSETS	[illegible]	[illegible]
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	[illegible]	[illegible]
TOTAL CURRENT LIABILITIES	-	-
LONG TERM LIABILITIES		
Notes Payable	-	-
Loan Payable		
TOTAL LIABILITIES		
MEMBERS' EQUITY		
Retained Deficit	[illegible]	[illegible]
Net Income	[illegible]	[illegible]
Contributed Capital	[illegible]	[illegible]
TOTAL MEMBERS' EQUITY	[illegible]	[illegible]
TOTAL LIABILITIES & MEMBERS' EQUITY		[illegible]
		[illegible]

[illegible] Inc.
STATEMENT OF CASH FLOWS
[illegible]

	January 1, to December 31, [illegible]	January 1, to December 31, [illegible]
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net Income	[illegible]	[illegible]
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities		
Loan Payable	0	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	[illegible]	[illegible]
CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES		
[illegible]	[illegible]	[illegible]
NET CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES	[illegible]	[illegible]
NET INCREASE (DECREASE) IN CASH AND MONEY MARKET ACCOUNT	[illegible]	[illegible]
CASH AND MONEY MARKET ACCOUNT		
At Beginning of Period		
AT END OF PERIOD	[illegible]	[illegible]

[illegible] Inc.
STATEMENT OF CASH FLOWS
[illegible]

	January 1, to December 31, [illegible]	January 1, to December 31, [illegible]
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net Income	[illegible]	[illegible]
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities		
Loan Payable	0	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	[illegible]	[illegible]
CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES		
[illegible]	[illegible]	[illegible]
NET CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES	[illegible]	[illegible]
NET INCREASE (DECREASE) IN CASH AND MONEY MARKET ACCOUNT	[illegible]	[illegible]
CASH AND MONEY MARKET ACCOUNT		
At Beginning of Period		
AT END OF PERIOD	[illegible]	[illegible]

[illegible] Inc.
STATEMENT OF CASH FLOWS
[illegible]

	January 1, to December 31, [illegible]	January 1, to December 31, [illegible]
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net Income	[illegible]	[illegible]
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities		
Loan Payable	0	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	[illegible]	[illegible]
CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES		
[illegible]	[illegible]	[illegible]
NET CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES	[illegible]	[illegible]
NET INCREASE (DECREASE) IN CASH AND MONEY MARKET ACCOUNT	[illegible]	[illegible]
CASH AND MONEY MARKET ACCOUNT		
At Beginning of Period		
AT END OF PERIOD	[illegible]	[illegible]

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.